AM
9/6/2005



05043576



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2361 Campus Drive, Suite 210
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley C. Brooks 949/852-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 Mission Viejo, CA 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES USA, INC., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



JANET L. ROSS
Commission # 1548956
Notary Public - California
Orange County
My Comm. Expires Jan 30, 2009



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2005

FIRST SECURITIES USA, INC.

2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

MR. STANLEY C. BROOKS, PRESIDENT
FIRST SECURITIES USA, INC.
2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

FIRST SECURITIES USA, INC.

Table of Contents

PAGE

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
First Securities USA, Inc.
Irvine, California

We have audited the accompanying balance sheets of First Securities USA, Inc. as of June 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities USA, Inc. as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
August 24, 2005

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

FIRST SECURITIES USA, INC.

Balance Sheets

June 30,

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$222,839	$626,748
Commissions receivable	173,219	267,914
Deferred tax asset	144,500	22,200
TOTAL CURRENT ASSETS	540,558	916,862
Fixed Assets – at cost – net of accumulated depreciation of $6,590 and $3,954 in 2005 and 2004 – Note 1	6,587	9,223
TOTAL ASSETS	$547,145	$926,085

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Commissions payable	$ 1,941	$ 32,116
Accrued liabilities	3,014	61,381
Income taxes payable	800	167,298
TOTAL LIABILITIES – all current	5,755	260,795
STOCKHOLDER'S EQUITY		
Common stock - no stated value, 25,000 shares authorized, 25,000 shares issued and outstanding	70,000	70,000
Additional paid-in-capital	235,000	235,000
Retained earnings	236,390	360,290
TOTAL STOCKHOLDER'S EQUITY	541,390	665,290
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$547,145	$926,085

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
Statements of Income
For The Years Ended June 30, 2005 and 2004

	2005	2004
REVENUES		
Commissions and other income	$ 187,565	$6,302,157
Interest and dividend income	5,036	22,434
TOTAL REVENUES	192,601	6,324,591
EXPENSES		
Depreciation	2,636	2,636
Commissions	135,170	3,837,153
Other general/administrative expenses	300,195	2,073,124
TOTAL EXPENSES	438,001	5,912,913
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(245,400)	411,678
PROVISION FOR INCOME TAXES		
Current	800	167,611
Deferred	(122,300)	5,800
TOTAL PROVISION FOR INCOME TAXES	(121,500)	173,411
NET (LOSS) INCOME	$ (123,900)	$ 238,267

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
Statements of Changes in Stockholder's Equity
For The Years Ended June 30, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - June 30, 2003	$70,000	$235,000	$122,023	$427,023
Net Income	-	-	238,267	238,267
Balance - June 30, 2004	70,000	235,000	360,290	665,290
Net Loss	-	-	(123,900)	(123,900)
Balance - June 30, 2005	$70,000	$235,000	$236,390	$541,390

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
Statements of Cash Flows
For The Years Ended June 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (123,900)	$ 238,267
Adjustments to reconcile net income to net cash provided (used) from operations:		
Depreciation	2,636	2,636
Changes in operating assets and liabilities:		
Decrease in commissions receivable	94,695	82,243
Decrease in prepaid expenses and other assets	-	83,593
(Increase) decrease in deferred tax asset	(122,300)	5,800
Decrease in commissions payable	(30,175)	(86,177)
Decrease in accrued liabilities	(58,367)	(12,504)
(Decrease) increase in income taxes payable	(166,498)	130,437
Net cash (used) provided by operating activities	(403,909)	444,295
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	-	-
Net cash used by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed/stock issuance	-	-
Net cash provided by financing activities	-	-
Net (decrease) increase in cash	(403,909)	444,295
CASH BALANCE - beginning	626,748	182,453
CASH BALANCE - ending	$ 222,839	$ 626,748
Supplemental disclosure of cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	$ 167,656	$ 36,861

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.

Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

June 30, 2005 and 2004

BALANCE – June 30, 2003	$ -	$ -
Activity - None	-	-
BALANCE – June 30, 2004	-	-
Activity – None	-	-
BALANCE – June 30, 2005	$ -	$ -

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

First Securities USA, Inc., "the Company", was incorporated in the State of Nevada, for the purpose of operating a broker/dealer business. The Company sells financial products, primarily mutual funds, securities and insurance, through independent registered representatives.

Use of Estimates

The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that effect the reporting of assets, liabilities, revenue expenses and related disclosures. Actual results could differ from those estimates. Any adjustments applied to estimates are recognized in the year in which such adjustments are determined.

Basis of Accounting

The financial statements of First Securities USA, Inc. are prepared on the accrual basis of accounting.

Allowance for Uncollectibles

It is the Company's policy that any commission receivable that becomes uncollectible is charged to the individual responsible for the original transaction. Therefore, no allowance has been established. Any amounts that cannot be charged to or collected from brokers are written off using the direct write-off method.

Financial Instruments

The following methods and assumptions were used by the Company to estimate the fair values of financial instruments as disclosed herein:

Cash and equivalents: The carrying amount approximates fair value because of the short period to maturity of the instruments.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended June 30, 2005 and 2004.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

Certain reclassifications were made to the June 30, 2004 financial statements presentation in order to conform to the June 30, 2005 financial statements presentation.

NOTE 2 – CUSTOMER ACCOUNTS

Prior to June 30, 2000, the Company purchased accounts from another broker/dealer for $100,000. The cost of the accounts were being amortized, utilizing the straight-line method, over a 15-year period. During the fiscal year ended June 30, 2002, management adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, and determined that a goodwill impairment should be recorded. Other general/administrative expenses include $88,333, the remaining unamortized amount, from the impairment of the prior acquisition of customer accounts for financial reporting purposes. For income tax purposes, the purchased customer accounts are being amortized over a fifteen year period (see note 4).

NOTE 3 – BROKER/DEALER NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for 12 months after commencing business) (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of June 30, 2005 and 2004, the Company had net capital in the amount of $390,303 and $633,867, respectively, which was $340,303 and $583,867 in excess of its required net capital of $50,000.

As of June 30, 2005 and 2004, the Company's net capital ratio was .015 to 1 and .41 to 1, respectively, and met the two net capital rules.

FIRST SECURITIES USA, INC.
Notes to Financial Statements
For The Years Ended June 30, 2005 and 2004

NOTE 4 – PROVISION FOR INCOME TAXES

The provision for income taxes at June 30, 2005 and 2004, consists of the following:

2005	Current	Deferred	Total
Federal	$ -	$ (101,000)	$ (101,000)
State	800	(21,300)	(20,500)
	$ 800	$ (122,300)	$ (121,500)

2004	Current	Deferred	Total
Federal	$130,890	$ 5,200	$ 136,090
State	36,721	600	37,321
	$167,611	$ 5,800	$ 173,411

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. As of June 30, 2005, the deferred tax asset has been adjusted to $144,500, arising mainly from the amortization of the purchase of customer accounts and the deduction of franchise taxes for federal purposes, and the future tax benefit that will be utilized from the current year federal and state net operating losses.

NOTE 5 – SIGNIFICANT GROUP OF CONCENTRATIONS OF CREDIT RISK

The Company sells investments in the states of California, Florida, Georgia, Illinois, Louisiana, Maryland, Montana, Nevada, New York, Ohio, Oregon, and Utah. However, the current source of its business is primarily located in California and Florida.

As of June 30, 2005, the Company had over $100,000 on deposit with one financial institution. Since the FDIC insurance coverage is limited to $100,000, amounts exceeding this are subject to additional risk.

FIRST SECURITIES USA, INC.
Computation of Net Capital under Rule 15c3-1
June 30,

	2005	2004
Stockholder's Equity	$ 541,390	$ 665,290
Deduct stockholder's equity not allowable for Net Capital	-	-
Total Stockholder's Equity Qualified for Net Capital	541,390	665,290
Deductions and/or Charges:		
Fixed assets - net	(6,587)	(9,223)
Deferred tax asset	(144,500)	(22,200)
Net Capital	$ 390,303	$ 633,867
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Net Capital from above	$ 390,303	$ 633,867
Minimum Net Capital requirement	50,000	50,000
Excess Net Capital	$ 340,303	$ 583,867
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (from balance sheet)	$ 5,755	$ 260,795
Ratio of aggregate indebtedness to Net Capital	.015 to 1	.41 to 1

RECONCILIATION

The following is a reconciliation, as of June 30, 2005 and 2004, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2005	2004
Net Capital - Company's computation	$ 391,101	$ 645,746
Reconciling items:		
Net audit adjustments	(798)	(11,879)
Net Capital	$ 390,303	$ 633,867

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2005 and 2004

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

FIRST SECURITIES USA, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

June 30, 2005 and 2004

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
First Securities USA, Inc.
Irvine, California

In planning and performing our audits of the financial statements and supplemental schedules of First Securities USA, Inc. (the Company), for the years ended June 30, 2005 and 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
August 24, 2005